
WESLEY GUNDLER
USF PRO CHAMPIONSHIP 2026
PROOF THE APEX MODEL WORKS.
NOW WE'RE SCALING IT.

INVEST IN **APEX RESOURCE CENTER PARTNERS**

Invest in the next IndyCar stars

apexresourcecenter.com Jacksonville, FL

Female Founder | Travel & Tourism | Entertainment | Service | Moonshots

Highlights

1. Rare opportunity to become a team owner and share in the exciting climb of future pro race drivers
2. ENVE Motorsports, race team based at prestigious Thermal Club, signed Apex driver Wesley Gundler
3. Apex founder, Trish Johnson, brings 40+ years of motorsports experience and trusted relationships

4 Multiple racing families have approached Apex to guide and support their aspiring young driver

5 A rising prodigy, Wesley reached USF Pro Championship in 1/2 time & 1/3rd of cost of typical racers

6 Goal is to invite 1m+ fans to be a part of the exciting motorsports journey of future champions

Featured Investor



Kristen Diamond
Syndicate Lead

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Invested $50,000

Kristen Diamond is a growth strategist and investor advising early-stage, founder-led companies. She holds a degree in sport management and brings a practical, execution-focused lens shaped by experience across marketing, operations, and strategy.

"I'm backing Apex Resource Center Partners because it fills a meaningful gap in the motorsports ecosystem - with clarity, discipline, and integrity.

Throughout my career, I've helped founders build early-stage businesses, evaluate growth opportunities, and turn vision into execution. With an advanced degree in sport management, I also understand how talent development, capital, and opportunity intersect in competitive athletics. Apex sits squarely at that crossroads.

I was introduced to Apex through founder Trish Johnson and her work with Wesley. What stood out immediately wasn't hype or speed for speed's sake, but intentional decision-making. Apex prioritized the right coaching, testing, and race opportunities at the right time. In a relatively short period, Wesley reached levels of exposure and opportunity that often take years and far greater capital. That progress spoke to structure and judgment, not chance.

What resonates most with me is Apex's long-term vision. It's a management and development model designed to help talented drivers navigate an ecosystem traditionally dictated by family wealth. Apex is building a more accessible and scalable approach that integrates sponsorship strategy, career management, and holistic driver development. The company is still early in its journey, but the direction is sound.

Every early-stage company carries risk. What matters most is how thoughtfully and transparently that risk is managed. My confidence comes from Trish and her team - their experience, openness, and commitment to building something durable while creating opportunity where it rarely exists.

I'm confident in supporting Apex at this stage and investing alongside others who share that belief."

Team



Trish Johnson Founder and President

2x founder with 40+ years of motorsports experience, former race driver with 200+ victories, deep industry connections, experienced with strategic planning and partnership development.



Wesley Gundler Driver & Spokesperson

In his first season, Wesley set historic F1600 record that was nearly 2 seconds ahead of field, longest podium streak at 14, only driver with a sweep winning all 3 races in one weekend, and recorded 5 victories.



Incolo Life Business Advisor

Will McGuire serves as a business advisor from incolo. He's personally invested in 90+ private companies. His vision? A community owned city - dirt to tower, coffee shop to aerospace - all businesses in part owned by those who call it home.

incolo.io

From Dream Deferred to Champion Crowned




SDK
CAPITA
LVRY
MOTORSPORTS

A NOTE FROM TRISH

Why Apex Exists, and Why It's Different

I started Apex Resource Center because I've spent decades watching the same thing happen over and over in motorsports:

Talented drivers stall out early, not because they aren't good enough, but because they don't have the right guidance, access, or financial structure when it matters most.

By the time traditional managers or teams get involved, the window for efficient career development has often already closed. Families have overspent, drivers have taken the wrong paths, and opportunity has narrowed.

Apex exists to intervene earlier and more intentionally.

How Apex Works Before the Breakthrough

At Apex, we operate as a team built around the driver.

Our role is to bring structure, experience, and access together early - at the stage where decisions matter most and mistakes are difficult to undo.

We work alongside drivers and their families to:

- Guide critical career decisions early, before momentum or capital is wasted

wasted

- Connect drivers to elite coaching, engineering, and race teams through long-standing industry relationships
- Help families allocate time and capital with discipline and intention
- Help young racers develop the professional skills needed to work with sponsors, teams, and commercial partners
- Manage sponsorship, endorsement, and commercial opportunities as drivers advance

Apex exists to bring order, access, and professionalism to a system that too often relies on money and guesswork.

When the Model Works, Talent Rises


THE WESLEY GUNDLER
PROOF POINT
APEX
RESOURCE CENTER
A Rising IndyCar Prospect
Apex's guidance, combined with Wesley's talent and discipline, earned him a seat in the USF Pro Championship, racing alongside the IndyCar Series in 2026.
50%
FASTER PATH


to a championship-caliber team
67%
COST REDUCTION
than traditional development paths
IN UNDER 12 MONTHS, APEX HELPED WESLEY ACHIEVE WHAT TYPICALLY TAKES YEARS.

Wesley Gundler is Apex's flagship driver - the first racer to move through our model from early guidance to elite placement.

Wesley is:

- A public school student from North Carolina
- Exceptionally coachable, disciplined, and driven
- Competing against top pre-professional drivers from around the world

Through Apex's guidance, Wesley:

- Advanced through intentional coaching, team placement, deliberate testing, and race selection, not volume spending
- Click here to read about Wesley signing with ENVE Motorsports, a premier race team based at the ultra-exclusive Thermal Club in Southern California

This outcome matters because it validates the core Apex thesis.

When talent and dedication are paired with structure, access, and discipline, career acceleration is possible without excessive capital burn.

Built Upstream, Not After the Fact

Managers traditionally enter the picture once a driver is already professional. By then, the family has often absorbed years of risk with limited leverage.

Apex's work starts upstream.

We help drivers:

- Avoid costly missteps
- Preserve capital
- Build real credibility with teams and sponsors
- Enter the professional ecosystem prepared, not scrambling

That early structure benefits drivers and families, and it matters to teams as well.

As drivers advance, Apex transitions from career development support into sponsorship and management participation, continuing to operate as part of the trusted team around the driver.

From Proof Point to a Scalable Platform

Apex is growing in deliberate phases, first validating the model, then expanding capacity, and finally scaling into a multi-driver platform.

I'm prioritizing durability over speed so Apex can support drivers long after any single season or outcome.



APEX
RESOURCE CENTER
FROM ONE DRIVER TO A SCALABLE MOTORSPORT BUSINESS
A deliberately designed growth roadmap
LAUNCH '26
ONE DRIVER. PROOF OF PLATFORM
Wesley competes at the highest development level


Apex builds sponsorship engine and operating infrastructure
Focus: credibility, access, proof
EXPAND 2027-'28
PORTFOLIO TAKES SHAPE
Add Driver #2 & #3 to the Apex portfolio
Wesley advances on the Road to Indy
Apex Career Development Program fuels pipeline
Focus: diversification, repeatability
SCALE 2029-'30
MODEL FLIPS. REVENUE ACCELERATES
Wesley turns pro (paid driver)
Add Driver #4 & #5
Cash distributions expected to begin for early investors
Focus: management fees, contracts, endorsements
APEX continues regardless of any single driver's outcome.

Forward-looking statements are not guaranteed.

Powering the Apex Journey

Apex earns revenue at the company level, not tied to a single driver.

Revenue comes from:

- Sponsorship commissions
- Endorsements
- Driver management fees
- Participation in the Apex Career Development Program

Standard economics:

- 20% of sponsorships, endorsements, and driver earnings up to $2M
- 10% thereafter as drivers become established

This structure aligns Apex with long-term driver success and discourages short-term extraction.

A New Kind of Opportunity in Motorsports

This raise allows Apex to:

- Support Wesley's 2026 season through a blend of capital and sponsorship
- Build credibility and marketing value alongside on-track performance
- Establish a self-reinforcing loop:


HOW APEX TURNS
PERFORMANCE INTO PLATFORM GROWTH
PERFORMANCE
Results on track translate into credibility and exposure.
SPONSORSHIPS
Credibility converts into sponsorships, funding, and endorsements.
APEX
RESOURCE CENTER


DRIVERS
The Apex pathway attracts top drivers, creating a vetted pipeline.
SEATS
Sponsors unlock competitive seats and greater exposure.
Performance compounds into platform growth.

Forward-looking statements are not guaranteed.

An Invitation to Be Part of What Comes Next

Motorsports is unpredictable by nature. Driver career paths are not linear, and outcomes can change. Apex is designed with that reality in mind.

Rather than relying on a single driver or season, Apex is built as a platform:

- Operating at the company level, not individual driver entities
- Supporting multiple drivers across different stages of development
- Separating early development guidance from long-term management profit

If a driver's path changes, Apex continues. If one outcome stalls, the system does not.

This structure is intentional and central to how Apex manages risk while building long-term value.

Investors participate in Apex Resource Center, not in individual drivers.

Returns depend on Apex's performance and are not guaranteed, but the model is designed to scale as more drivers advance.

Beyond the Checkered Flag

Apex Resource Center is building an ecosystem that helps talented, dedicated racers climb the pro motorsports ladder - supported by trusted experience and access.

The mission is personal to me.

The model is structured.

The intent is durable.

The journey is exciting, and I hope you consider investing in Apex.

Trish Johnson ~ Founder, Apex Resource Center

Meet Wesley “Top Gun” Gundler

Wesley Gundler is Apex’s flagship driver, and one of the most exciting young talents rising through the open-wheel ladder.

Nicknamed Top Gun after standout karting performances, Wesley has been chasing the IndyCar dream from a young age. He is now taking a significant step forward with ENVE Motorsports in the USF2000 Championships.


A
Wesley joins ENVE Motorsports
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Watch on YouTube

Along the way, Wesley has:

- Represented Team USA at the Rotax World Finals
- Recorded 14 podiums and 5 wins in his rookie F1600 season
- Set a track record at Road America
- Competed across disciplines with a versatility inspired by his racing hero, Valentino Rossi

His rise shows what happens when talent meets the right structure. And his climb is just getting started!

📲 **Click here to follow Wesley on Instagram**

🏁 **Follow him during the 2026 USF2000 season**



USF 2000
PRESENTED BY Continental
2026 EVENT SCHEDULE
Feb. 27-March 1 Streets of St. Petersburg*
St. Petersburg, Florida | with INDYCAR
May 7-9 Indianapolis Motor Speedway**
Indianapolis, Indiana | with INDYCAR
May 21-22 Lucas Oil Indianapolis Raceway Park
Indianapolis, Indiana | with USAC
June 18-21 Road America**
Elkhart Lake, Wisconsin | with INDYCAR
July 2-5 Mid-Ohio Sports Car Course*
Lexington, Ohio | with INDYCAR
August 6-9 Portland International Raceway*
Portland, Oregon | with INDYCAR
August 14-16 Streets of Markham*
Markham, Ontario, Canada | with INDYCAR
September 24-26 Road America**
Elkhart Lake, Wisconsin | Standalone
* Double-Header Round
** Triple-Header Round
Live Streaming Available on the Free USF Pro Championships App, YouTube Channel and Series' Website.

Additional Terms Details:

The Company intends to make distributions of the Company's Distributable Cash, if any, at such times and in such amounts as determined by the Manager in its sole discretion, subject to the terms of the Company's Operating Agreement (including Sections 3.1 through 3.3 thereof), in the following order and priority:

1. First, 80% to the Class A Members pro-ratably in proportion to their Capital Contributions and 20% to the Class C Members until the Class A Members have received a return of two times their aggregate Capital Contributions ("Preferred Return").

2. Thereafter, pro rata among Class A Members, Class B Members, and Class C Members based on their ownership interests in the Company.

All distributions are made at the sole discretion of the Manager. Additional terms governing distributions, including limitations and conditions thereon, are set forth in Sections 3.1 through 3.3 of the Operating Agreement, which Investors are encouraged to review. No distributions can be made to the Class C Members or Class B Members (Manager is a Class C Member) without also providing distributions to the Class A Members.

Even if the Company achieves profitability, positive cash flow, or other financial or operational milestones, the Manager may determine to retain earnings for working capital, operating expenses, or future growth or expansion. As a result, distributions, including the Preferred Return, may be delayed for an extended period or may never be made.

Dilution and Preference Subordination. Subsequent financings may involve investors who negotiate senior liquidation preferences or other priority rights. Such preferences could subordinate or eliminate the economic value of current Members' two times (2×) preferred return or equity interests. Any future financings will be undertaken in good faith and in the best interests of the Company; however, such financings may involve third-party or affiliated investors and may include senior rights that subordinate or eliminate the economic value of existing interests.